Exhibit 12.1

PUBLIC SERVICE ELECTRIC AND GAS COMPANY
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	For the Nine Months		For the Years Ended
	Ended September 30,		December 31,
	2007	2006	2006	2005	2004	2003	2002
	(Millions, except ratios)
Earnings as Defined in Regulation S-K (A):

Pre-tax Income from Continuing Operations	$516	$360	$448	$583	$592	$376	$320
Fixed Charges	250	254	346	342	362	390	408
Earnings	$766	$614	$794	$925	$954	$766	$728

Fixed Charges as Defined in Regulation S-K (B)

Interest Expense	$250	$254	$346	$342	$362	$390	$406
Interest Factor in Rentals	-	-	-	-	-	-	2
Total Fixed Charges	$250	$254	$346	$342	$362	$390	$408

Ratio of Earnings to Fixed Charges	3.06	2.42	2.29	2.70	2.64	1.96	1.78

(A)	The term "earnings" shall be defined as pretax income from continuing operations. Add to pretax income the amount of fixed charges adjusted to exclude the amount of any interest capitalized during the period.

(B)	Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense and (c) an estimate of interest implicit in rentals.